Mail Stop 3561

				August 25, 2005

By Facsimile and U.S. Mail

Mr. David R. Emery
President and Chief Executive Officer
Black Hills Corporation
Black Hills Power, Inc.
625 Ninth Street
Rapid City, South Dakota 57701

		Re:	Black Hills Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-31303

		Black Hills Power, Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 30, 2005
			File No. 1-7978

Dear Mr. Emery:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated August 17, 2005.
Our review resulted in the following accounting comments.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1. Business Description and Summary of Significant Accounting
Policies

Materials, Supplies and Fuel, page 86

1. We note your response to comment 1 of our letter dated August
3,
2005. It appears that your illustrative journal entries reflect a gross presentation of your energy trading activities. In this regard, we note your example includes transactions to purchase and sell like amounts of natural gas in order to lock in your margin. You indicate in your response that such transactions are energy trading activities and that you record gains or losses on a net basis in the income statement. However, your illustrative example provides a gross presentation such that the cost to purchase natural gas is recorded as cost of sales while the contract to sell is recorded as revenues. This is a gross presentation whereas a net presentation merely records the gain or loss associated with the energy trading derivative. Please advise how your energy trading activities complies with net presentation requirements of EITF 02-3. Similarly, your response quotes the 02-03 language requiring net presentation. However our original question related to your offsetting net transaction gains/losses with derivative gains/losses. Please explain.

Earnings Per Share of Common Stock, page 89

2. We have read your response to comment 2 of our letter dated
August
3, 2005.  We concur with recording the initial value of the stock as
deferred compensation within equity and the amortization of
compensation expense in subsequent periods.   However, your
consolidated statements of common stockholders` equity for the three years in the period ended December 31, 2004 do not reflect a contra-equity account. Please tell us where you have classified the deferred compensation recorded in connection the issuance of restricted stock.

Further, we have studied your computation of assumed proceeds to be
used in your calculation of diluted earnings per share for all three
years. Please tell us whether this illustrative computation was meant to be representative of your statement that some non-vested restricted shares were anti-dilutive in 2003 and 2002. In this regard, it appears that the proceeds related to the restricted shares assumed to purchase common stock would approximate 8,177 shares in
Year 1.   Since the 10,000 restricted shares were still subject to
return, they would be excluded for purposes of computing basic earnings per share and included for dilutive earnings per share. In this period, please confirm that your dilutive shares would increase by 1,823 shares. Similar calculations for years 2 and 3 appear to show net dilutive shares. If our understanding is not correct, please clarify it. Please expand on your illustrative computations to show the number of shares that you have determined to be anti-dilutive.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24

Liquidity and Capital Resources, page 35

3. Please ensure your discussion and analysis of historical
cashflows
is not merely a recitation of changes evident from the financial statements. For example, you indicate that the increase in cash flow from operations for the six-month period ended June 30, 2005 was due
to a $9.4 million increase in net income, an $11.7 million
increase
in cash flows from net derivative assets and liabilities and a
$54.8
million increase in operating assets and liabilities. Please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts.

```````````````````````````````````````````````		If you have
any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.


                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant
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Mr. David R. Emery
Black Hills Corporation
Black Hills Power, Inc.
August 25, 2005
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